

Christopher Gaunt · 3rd

Actor, Writer and Producer at ALL Things Entertainment

Queensbury, New York · 46 connections · **Contact info**

ALL Things Entertair

University at Buffalo

Experience

Actor, Writer and Producer

ALL Things Entertainment

Oct 2018 – Present · 2 yrs 1 mo

In the last several years, I have been cast in twelve films. A mix of full-length and short films. I have co-produced and cast several films as well. I have written a full- length screenplays with several more in various stages of development. In addition to this work, I am a board member and active volunteer in three non-profit organizations.

President

CJG Life Coaching

Jul 2018 – Present · 2 yrs 4 mos

Global

Life Coaching services focused on clients that are looking to improve in four specific areas: Career Wellness, Financial Wellness, Physical Wellness and Relationship Wellness. Empathy with a focus on ACTION PLANNING in order to achieve maximum results. If you are looking to grow and improve and, if there is a gap between where you are now and v ...see mor



Chris Gaunt - Life Coaching Ad Post-Sta...



General Manager Hospitality Segment
Procter & Gamble
Jun 1986 – Jun 2018 · 32 yrs 1 mo
North America

Education



University at Buffalo
Bachelor's degree, Business/Corporate Communications



